CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES SECOND QUARTER 2013 FINANCIAL RESULTS, REPORTS SALE OF OSG CLAIMS AND REITERATES ITS COMMITMENT TO ITS $0.93 PER UNIT ANNUAL DISTRIBUTION GUIDANCE.

ATHENS, Greece, July 31, 2013 -- Capital Product Partners L.P. (the “Partnership” or “CPLP”) (NASDAQ: CPLP), an international diversified shipping company today released its financial results for the second quarter ended June 30, 2013.

The Partnership's net income for the quarter ended June 30, 2013, was $39.3 million, including a $32.0 million gain related to the sale to a third party of the Partnership’s claims against Overseas Shipholding Group Inc. (“OSG”) and certain of OSG’s subsidiaries. The claims relate to the bankruptcy of OSG and the rejection by OSG of three long term bareboat charters of the Partnership’s product tanker vessels.

After taking into account the $5.3 million, preferred interest in net income attributable to the unitholders of the 24,655,554 outstanding Class B Convertible Preferred Units as of June 30, 2013, which were issued during the second quarter of 2012 and the first quarter of 2013 (the “Class B Units” and the “Class B Unitholders”),  the result for the quarter ended June 30, 2013, was $0.48 net income per limited partnership unit, which is $0.20 higher than the $0.28 net income per unit of the previous quarter ended March 31, 2013, and $0.49 higher than the $0.01 net loss per unit in the second quarter of 2012.

Operating surplus for the quarter ended June 30, 2013 was $56.6 million, which is $34.0 million higher than the $22.6 million from the first quarter of 2013, and $39.7 million higher than the $16.9 million of the second quarter of 2012. The operating surplus adjusted for the payment of distributions to the Class B Unitholders was $51.4 million for the quarter ended June 30, 2013. Operating surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please refer to the section “Appendix A” at the end of the press release, for a reconciliation of this non-GAAP measure to net income.

Revenues for the second quarter of 2013 were $41.8 million compared to $37.8 million in the second quarter of 2012.

Total expenses for the second quarter of 2013 were $30.8 million compared to $25.7 million in the second quarter of 2012 due to higher operating expenses incurred as a result of the higher number of vessels in our fleet. Vessel operating expenses for the second quarter of 2013 amounted to $13.4 million, compared to $11.2 million in the second quarter of 2012. The total expenses for the second quarter of 2013 also include $12.8 million in depreciation and amortization, compared to $12.0 million in the second quarter of 2012. General and administrative expenses for the second quarter of 2013 amounted to $3.4 million, which include a $1.6 million non-cash charge related to the Partnership’s Omnibus Incentive Compensation Plans.

In the second quarter of 2013, we reported a gain of $32.0 million related to the sale to a third party of the Partnership’s claims against OSG and certain of OSG’s subsidiaries regarding the long term bareboat charters of three of the Partnership’s product tanker vessels.

Excluding the gain of $32.0 million, total other expense net for the second quarter of 2013 amounted to $3.6 million compared to $8.8 million for the second quarter of 2012. The decrease in the interest expense and finance cost for the second quarter of 2013 reflects the expiration of all interest rate swaps and the reduction of the Partnership’s total debt when compared to the second quarter of 2012.

As of June 30, 2013, Partners’ capital amounted to $672.4 million, which is $98.6 million higher than Partners’ capital, as of December 31, 2012, which amounted to $573.8 million. This increase primarily reflects the issuance of the 9.1 million Class B Units, which raised gross proceeds of approximately $75.1 million and the net income for the six-month period ended June 30, 2013.

As of June 30, 2013, the Partnership’s total debt has increased by $52.6 million to $511.0 million, compared to total debt of $458.4 million as of December 31, 2012, as a result of the $54.0 million drawdown on the Partnership’s credit facilities during the first quarter of 2013 in connection with the acquisition of the 5,023 TEU Container Vessels and the respective quarterly loan amortization payment of $1.4 million in second quarter of 2013.

OSG Claim

As previously reported by the Partnership, on November 14, 2012, OSG and certain of its subsidiaries made a voluntary filing for relief under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”).  The Partnership had three IMO II/III Chemical/Product tankers (M/T Alexandros II, M/T Aristotelis II and M/T Aris II, all built in 2008 by STX Offshore & Shipbuilding Co. Ltd.) employed on long term bareboat charters to subsidiaries of OSG.

After discussions with OSG, the Partnership agreed to enter into new charters with OSG on substantially the same terms as the prior charters, but at a bareboat rate of $6,250 per day.  The new charters were approved by the Bankruptcy Court on March 21, 2013, and were effective as of March 1, 2013.  On the same date, the Bankruptcy Court also rejected the previous charters as of March 1, 2013.  Rejection of each charter constitutes a material breach of such charter.

On May 24, 2013, the Partnership filed claims (the “Claims”) for a total of $54.1 million against each of the charterers and their respective guarantors for damages resulting from the rejection of each of the previous charters, including, among other things, for the difference between the reduced amount of the new charters and the amount due under each of the rejected charters.

The Partnership has since transferred to Deutsche Bank Securities Inc. (“Deutsche Bank”) all of its rights, title, interest, claims and causes of action in and to, or arising under or in connection with, the Claims pursuant to three separate Assignment of Claim Agreements, dated as of June 24, 2013, and effective as of June 26, 2013 (collectively, the “Assignment Agreements”). The total proceeds to be received by the Partnership from the sale of claims to Deutsche Bank, a substantial part of which has been already paid, is dependent on the actual claim amount allowed by the Bankruptcy Court—the Partnership may be required to refund a portion of the purchase price (up to a maximum of $9 million) or may receive an additional payment from Deutsche Bank.  In connection with the Assignment Agreements, on July 2, 2013, Deutsche Bank filed with the Bankruptcy Court six separate Evidences of Transfer of Claim, each pertaining to the Partnership’s vessel-owning subsidiaries’ claims against each charterer party to the original three charter agreements and each respective guarantor thereof.

Fleet Developments

The M/T Avax (47,834 dwt built 2007, South Korea) and M/T Axios (47,872 dwt, built 2007, South Korea) have both extended their charters with our Sponsor, Capital Maritime, by a period of 12 months (+/- 30 days) at a gross rate of $14,750 per day, which is $750 per day higher than their previous employment day rate. The earliest redelivery for each of the M/T Avax and the M/T Axios under these charters is expected to be April 2014 and May 2014, respectively.

In addition, the M/T Akeraios (47,782 dwt built 2007, South Korea) extended its charter with our Sponsor, Capital Maritime, by a period of 18 months (+/- 30 days) at a gross rate of $14,950 per day, which is $950 per day higher than its previous employment day rate. The earliest redelivery for the M/T Akeraios is expected to be December 2014.

All transactions were unanimously approved by the conflicts committee of our Board of Directors.

Market Commentary

Overall, product tanker spot earnings in the second quarter of 2013 continued their positive momentum as average earnings in the second quarter of 2013 remained at elevated levels for the season. Demand for product tankers benefited from a strong transatlantic market early in the second quarter and from exports out of the United States to Latin America and to Europe on the back of increased U.S. refinery utilization.

The product tanker period market remained active during the course of the second quarter of 2013, as more charterers entered into time charter contracts and at slightly higher time charter rates compared to the previous quarter.

On the supply side, the product tanker order book continues to experience substantial slippage during 2013, as approximately 51% of the expected MR and handy size tanker newbuildings were not delivered on schedule. Analysts expect that net fleet growth for product tankers for 2013 will be in the region of  3.7%, while growth in overall demand for product tankers for the year is estimated at 4.6%. We believe the improving demand and supply balance of the product tanker market should continue to positively affect spot and period charter rates going forward.

The Suezmax spot market remained at seasonally low levels, as increased vessel supply continued to put downward pressure on rates.

Slippage for the Suezmax tanker order book increased over the last few months and continued to affect tonnage supply as approximately 27% of the expected Suezmax newbuildings year to date were not delivered on schedule. Industry analysts expect the crude tanker order book slippage and cancellations to increase going forward due to the historically weak spot market, the soft shipping finance environment and downward pressure on asset values. Suezmax tanker demand is expected to grow by 3.2% in the full year 2013 with net fleet growth projected at  8.5%.

Quarterly Common and Class B Unit Cash Distribution

On July 22, 2013, the Board of Directors of the Partnership declared a cash distribution of $0.2325 per common unit for the second quarter of 2013, in line with management’s annual distribution guidance. The second quarter common unit cash distribution will be paid on August 15, 2013, to unit holders of record on August 7, 2013.

In addition, on July 22, 2013, the Board of Directors of the Partnership declared a cash distribution of $0.21375 per Class B Unit for the second quarter of 2013, in line with the Partnership’s Second Amended and Restated Partnership Agreement, as amended. The second quarter Class B Unit cash distribution will be paid on August 9, 2013, to Class B Unitholders of record on August 1, 2013.

Results of Annual General Meeting
On July 22, 2013, the Partnership held its Annual General Meeting in Athens, at which both Keith Forman and Evangelos Bairactaris were re-elected to act as Class III Directors until the 2016 Annual Meeting of Limited Partners of the Partnership. No other actions were taken at the meeting.

Management Commentary

Mr. Ioannis Lazaridis, Chief Executive and Chief Financial Officer of the Partnership’s General Partner, commented:

“We are very pleased to see the improved operating surplus of the Partnership for the second quarter 2013, which reflects the full contribution of the two 5,023 TEU container vessels with 12 year period charters, which we took delivery of at the end of the previous quarter. The product tanker market continues to improve with solid period fixture activity on the back of an improving spot market following continuous growth of U.S. exports of refined products. To that end, I would like to reiterate our commitment to the $0.93 per unit annual distribution guidance going forward”

“In addition, the successful assignment of the Partnership’s claim against OSG to Deutsche Bank and the funds received in connection with this transaction, as well as the positive fundamentals of the product tanker market going forward, further enhance our financial flexibility in order to pursue growth opportunities and further forge a pathway to distribution growth.”

Conference Call and Webcast
Today, Wednesday, July 31, 2013 at 10:00 a.m. Eastern Time (U.S.), the Partnership will host an interactive conference call.

Conference Call Details:
Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (U.S. Toll Free Dial In), 0800 953 0329 (UK Toll Free Dial In) or +44 (0)1452 542 301 (Standard International Dial In). Please quote “Capital Product Partners”.

A replay of the conference call will be available until August 7, 2013 by dialing 1 866 247 4222 (U.S. Toll Free Dial In), 0800 953 1533 (UK Toll Free Dial In) or +44 (0)1452 550 000 (Standard International Dial In). Access Code: 69648481#

Slides and Audio Webcast:

There will also be a simultaneous live webcast over the Internet, through the Capital Product Partners website, www.capitalpplp.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Forward-Looking Statements:

The statements in this press release that are not historical facts, including our expectations regarding employment of our vessels, redelivery dates and charter rates, fleet growth and demand, newbuilding deliveries and slippage as well as market and charter rate expectations and expectations regarding our quarterly distributions, ability to pursue growth opportunities and grow our distributions and annual distribution guidance as well as the transactions described herein and their effects on the Partnership, the actual claim amount allowed by the Bankruptcy Court and any amounts we may be required to refund or additional amounts we may receive from Deutsche Bank may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our units.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international diversified shipping company. The Partnership currently owns 27 vessels, including four Suezmax crude oil tankers, 18 modern MR (Medium Range) product tankers, four post panamax container vessels and one Capesize bulk carrier. All of its vessels are under period charters to large charterers such as BP Shipping Limited, subsidiaries of OSG, Petrobras, A.P. Moller-Maersk A.S,  Hyundai Merchant Marine Co. Ltd., Arrendadora Ocean Mexicana, S.A. de C.V., Subtec S.A. de C.V., Cosco Bulk Carrier Co. Ltd. and Capital Maritime & Trading Corp.

For more information about the Partnership, please visit our website: www.capitalpplp.com.

CPLP-F

Contact Details:

Capital GP L.L.C. Ioannis Lazaridis, CEO and CFO +30 (210) 4584 950 E-mail: i.lazaridis@capitalpplp.com	Investor Relations / Media Matthew Abenante Capital Link, Inc. (New York) Tel. +1-212-661-7566 E-mail: cplp@capitallink.com

Capital Maritime & Trading Corp. Jerry Kalogiratos, Finance Director +30 (210) 4584 950 E-mail: j.kalogiratos@capitalpplp.com

Capital Product Partners L.P.
Unaudited Condensed Consolidated Statements of Comprehensive Income
(In thousands of United States Dollars, except number of units and earnings per unit)

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2013	2012	2013	2012

Revenues	$27,215	$20,124	$53,726	$43,783
Revenues – related party	14,554	17,724	28,008	33,904
Total Revenues	41,769	37,848	81,734	77,687

Expenses:
Voyage expenses	1,110	437	2,882	3,259
Voyage expenses related party	80	143	160	284
Vessel operating expenses - related party	4,199	6,133	8,496	13,422
Vessel operating expenses	9,223	5,038	17,522	9,830
General and administrative expenses	3,383	2,259	5,984	4,547
Gain on sale of vessel to third parties	-	(341)	-	(1,296)
Depreciation and amortization	12,813	12,025	24,680	24,221
Operating income	10,961	12,154	22,010	23,420
Non operating income (expense),net:
Gain from bargain purchase	-	-	17,475	-
Other income / (expense), net:
Interest expense and finance cost	(3,642)	(10,101)	(7,357)	(18,929)
Gain on sale of claim	32,000	-	32,000	-
Gain on interest rate swap agreement	-	808	4	1,447
Interest and other income	-	509	200	657
Total other income / (expense), net	28,358	(8,784)	24,847	(16,825)
Net income	$39,319	$3,370	$64,332	$6,595
Preferred unit holders’ interest in Partnership’s net income	5,270	4,159	10,540	4,159
General Partner’s interest in Partnership’s net income	$ 681	$ (16)	$ 1,076	$ 49
Common unit holders’ interest in Partnership’s net income	33,368	$ (773)	52,716	$ 2,387
Net income / (loss) per:
• Common units basic	$0.48	$(0.01)	$0.76	$0.03
Weighted-average units outstanding:
• Common units basic	68,386,078	68,187,547	68,385,001	68,186,476
Net income / (loss) per:
• Common unit diluted	$0.41	$(0.01)	$0.70	$0.03
Weighted-average units outstanding:
• Common units diluted	94,027,631	68,187,547	89,980,394	68,186,476
Comprehensive income:
Partnership’s net income	39,319	3,370	64,332	6,595
Other Comprehensive income:
Unrealized gain on derivative instruments	-	5,668	462	9,840

Comprehensive income	$39,319	$9,038	$64,794	$16,435

Capital Product Partners L.P.
Unaudited Condensed Consolidated Balance Sheets
(In thousands of United States Dollars, except number of units and earnings per unit)

	As of June 30, 2013	As of December 31, 2012
Assets
Current assets
Cash and cash equivalents	74,648	$43,551
Trade accounts receivable, net	2,899	2,346
Prepayments and other assets	1,319	1,259
Above market acquired charters	1,863	-
Inventories	2,416	2,333
Total current assets	83,145	49,489
Fixed assets
Vessels, net	1,042,900	959,550
Total fixed assets	1,042,900	959,550
Other non-current assets
Trade accounts receivable, net	848	848
Above market acquired charters	79,753	47,720
Deferred charges, net	2,403	2,021
Restricted cash	13,500	10,500
Total non-current assets	1,139,404	1,020,639
Total assets	1,222,549	$1,070,128

Liabilities and Partners’ Capital
Current liabilities
Current portion of long-term debt	5,400	$-
Trade accounts payable	5, 444	4,776
Due to related parties	21,062	17,447
Derivative instruments	-	467
Accrued liabilities	3,686	2,781
Deferred revenue	7,396	10,302
Total current liabilities	42,988	35,773
Long-term liabilities
Long-term debt	505,615	458,365
Deferred revenue	1,561	2,162
Total long-term liabilities	507,176	460,527
Total liabilities	550,164	496,300
Commitments and contingencies
Partners’ capital	672,385	573,828
Total liabilities and partners’ capital	1,222,549	$1,070,128

Capital Product Partners L.P.
Unaudited Condensed Consolidated Statements of Cash Flows
(In thousands of United States Dollars)

	For the six-month period ended June 30,
	2013	2012
Cash flows from operating activities:
Net income	64,332	6,595
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation and amortization	24,680	24,221
Gain from bargain purchase	(17,475)	-
Amortization of deferred charges	98	304
Gain on interest rate swap agreements	(4)	(1,447)
Gain on sale of vessels to third parties	-	(1,296)
Amortization of above market acquired charters	5,579	3,909
Equity compensation expense	2,739	1,991
Changes in operating assets and liabilities:
Trade accounts receivable	(553)	1,515
Prepayments and other assets	(60)	282
Inventories	(83)	2,117
Trade accounts payable	431	(2,004)
Due from related parties	-	(33)
Due to related parties	3,615	(1,424)
Accrued liabilities	788	(340)
Deferred revenue	(3,429)	(155)
Dry-docking costs	(196)	-
Net cash provided by operating activities	80,462	34,235
Cash flows from investing activities:
Vessel acquisitions and improvements	(130,000)	(185)
Increase in restricted cash	(3,000)	(3,250)
Net proceeds from sale of vessels to third parties	-	19,675
Net cash (used in) / provided by investing activities	(133,000)	16,240
Cash flows from financing activities:
Proceeds from issuance of Partnership units	75,075	139,400
Expenses paid for issuance of Partnership units	(2,568)	-
Proceeds from issuance of long-term debt	54,000	-
Loan issuance costs	(11)	(133)
Payments of long-term debt	(1,350)	(170,066)
Dividends paid	(41,511)	(32,916)
Net cash provided by / (used in) financing activities	83,635	(63,715)
Net increase/(decrease) in cash and cash equivalents	31,097	(13,240)
Cash and cash equivalents at beginning of period	43,551	53,370
Cash and cash equivalents at end of period	74,648	40,130
Supplemental cash flow information
Cash paid for interest	7,021	18,432
Non-Cash Investing and Financing Activities
Private placement costs relating to Class B preferred units included in liabilities	(28)	2,975
Capitalised and dry-docking vessel costs included in liabilities	321	59

Appendix A – Reconciliation of Non-GAAP Financial Measure
(In thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Operating Surplus

Operating Surplus represents net income adjusted for non-cash items such as depreciation and amortization expense and deferred revenue. Operating Surplus is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Operating Surplus is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance required by accounting principles generally accepted in the United States. The table below reconciles Operating Surplus to net income for the three-month period ended June 30, 2013.

Reconciliation of Non-GAAP Financial Measure – Operating Surplus	For the three-month period ended June 30, 2013
Net income	$ 39,319
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	14,472
Deferred revenue	2,837
OPERATING SURPLUS PRIOR TO CLASS B PREFERRED UNITS DISTRIBUTION	56,628
Class B preferred units distribution	(5,270)
ADJUSTED OPERATING SURPLUS	51,358
Increase in recommended reserves	(34,900)
AVAILABLE CASH	$ 16,458